UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           HYDRON TECHNOLOGIES, INC..
                               (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    449020106
                                 (CUSIP Number)

                                  Harvey Tauman
                  6509 NW 38th Court, Boca Raton, Florida 33496
                                 (561) 998-2011
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With Copies to:

                              Neil S. Baritz, Esq.
                              Dreier & Baritz, LLP
                      150 East Palmetto Park Rd., Suite 401
                            Boca Raton, Florida 33432

                                 March 24, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.         449020106

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Harvey Tauman ("HT")
         SS# ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /  /
                                                                  (b) /x/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) /  /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

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                  NUMBER OF                 7.       SOLE VOTING POWER
                  SHARES                             337,000
                  BENEFICIALLY              __________________________________
                  OWNED BY                  8.       SHARED VOTING POWER
                  EACH                      __________________________________
                  REPORTING                 9.       SOLE DISPOSITIVE POWER
                  PERSON                             137,000
                  WITH                      __________________________________

                                            10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         337,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* /   /

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.864%

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



14.      TYPE OF REPORTING PERSON *
         IN

ITEM 1.      SECURITY AND ISSUER.

             This Schedule 13D relates to the common stock, $0.10 par value ("Common Stock"), issued by:

                   HYDRON TECHNOLOGIES, INC. (the "Company")
                   1001 Yamato Road, Suite 403
                   Boca Raton, Florida 33431

ITEM 2.      IDENTITY AND BACKGROUND FOR HARVEY TAUMAN. (a) - (c), (f)

                  Harvey Tauman ("HT")
                  6509 NW 38th Court
                  Boca Raton, Florida 33496

(d) During the last five years, HT has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

(e) During the last five years, HT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The funds used for the purchase reported herein consist of the personal funds of HT and his wife, Jennifer Canon Tauman ("JCT"), and funds in a trust account for which HT is the remainder beneficiary, all of which funds were not borrowed. As a result of this purchase reported herein, together with an irrevocable proxy executed in favor of HT with respect to 200,000 post-split shares of the Common Stock of the Company, HT and JCT have purchased and beneficially own more than 5% of the Company's outstanding Common Stock. Consequently, HT is filing this Schedule 13D.

ITEM 4.      PURPOSE OF THE TRANSACTION.

             The acquisition of the stock is for investment purposes in connection with HT and JCT's desire to effect certain changes in the management and board of directors as well as the operating protocols of the Company. HT has already presented a proposal and seeks to make additional proposals which would or may result in a change in the present board of directors and management of the Company, and certain other material corporate actions and such

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



             other actions which relate to or may result in certain of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER - HYDRON
             TECHNOLOGIES, INC.


             (a) HT beneficially owns 337,000 shares (6.864%) of the Company's outstanding Common Stock.

             (b) HT has the sole power to vote and dispose of the 137,000 shares.

             (c) HT acquired 137,000 shares of the Company's Common Stock in open market transactions, pursuant to the attached
                   Schedule A.

             (d) Of the aggregate of 337,000 shares of Common Stock of the Company in which HT has an interest, with respect to all of such shares, HT, jointly with JCT, has the sole right and power to direct a vote with respect all of such shares. With respect to 210,000 of such shares, HT does not have the power to receive or direct the receipt of dividends from or the proceeds from the sale thereof.


             (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On or about May 31, 1996, HT was granted an irrevocable proxy with respect to 200,000 post-split shares of the Common Stock of the Company, provided such shares are not sold or otherwise transferred to an unaffiliated third party. As of the date hereof, such shares have not been sold or otherwise transferred.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Attached as Exhibit 1 to this Schedule 13D is a copy of the
             Schedule 13D, dated March 4, 1997, as filed by Victor N. Grillo.

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999

                                       /S/ HARVEY TAUMAN

                                        HARVEY TAUMAN

                                   SCHEDULE A

         Purchase of shares of Common Stock of Hydron Technologies, Inc. by Harvey Tauman commencing on March 22, 1999.

DATE PURCHASED       NUMBER OF SHARES PURCHASED       PURCHASED PRICE PER SHARE
--------------       --------------------------       -------------------------

03/22/99                       5,000                         $0.5625
03/22/99                       5,000                          0.7500
03/22/99                       4,500                          0.7500
03/22/99                       2,500                          0.5625
03/22/99                       2,500                          0.7500
03/22/99                       2,000                          0.7500
03/22/99                       2,000                          0.6250
03/22/99                       1,700                          0.7500
03/22/99                       1,000                          0.7500
03/22/99                       1,000                          0.7500
03/22/99                       5,000                          0.5313
03/22/99                       2,500                          0.6563
03/23/99                       6,300                          1.0000
03/23/99                       5,000                          0.9375
03/23/99                       3,000                          1.0000
03/23/00                       3,000                          0.8750
03/23/99                       1,000                          0.9688
03/23/99                       1,000                          0.8750
03/24/99                      15,000                          1.0000
03/24/99                      10,000                          0.9375
03/24/99                       8,300                          0.9375
03/24/99                       6,000                          0.8750
03/24/99                       5,000                          1.0000
03/24/99                       1,000                          0.8750
03/24/99                         700                          0.8750
03/24/99                       5,000                          1.0000
03/25/99                       1,000                          1.1250
03/25/99                       1,200                          1.0313
03/25/99                       2,000                          1.0313
03/25/99                       5,000                          1.0000
03/26/99                       9,100                          1.1250
03/26/99                         700                          1.1250
03/26/99                       1,000                          1.1250
03/31/99                       2,000                          0.6250
03/31/99                       7,000                          1.0000
03/31/99                       2,000                          0.8125
03/31/99                       1,000                          0.6250
                           ---------
                             137,000


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